Exhibit 99.2

March 17, 2026

Board of Directors

Helio Corporation

2448 Sixth St., Berkeley CA 94710

Re: Resignation from Board of Directors

Dear Members of the Board,

I hereby tender my resignation as a member of the Board of Directors of Helio Corporation, effective as of March 17, 2026.

This resignation is voluntary and not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

I appreciate the opportunity to have served on the Board and to have contributed to the Company’s development. I remain supportive of the Company and its mission and wish the Board and management continued success.

Please let me know if I can assist with any transition matters to ensure an orderly handoff of my responsibilities.

Sincerely,

/s/ Stuart D. Bale
Stuart D. Bale

Heliospace Corporation	2448 Sixth St., Berkeley CA 94710	www.helio.space